SEC FILE NUMBER
001-08007

CUSIP NUMBER
357288109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form 10-D ☐ Form N-CSR

For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fremont General Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

2727 East Imperial Highway

Address of Principal Executive Office (Street and Number)
Brea, California 92821

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Management has determined that Fremont General Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (“2008 Annual Report”) by the March 16, 2008 due date and it is not expected that the Company will be able to make that filing within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).
As previously disclosed, on June 18, 2008, the Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). Pursuant to the United States Bankruptcy Code, a debtor-in-possession, such as the Company, has 120 days from the date of the filing of its Chapter 11 petition with the Bankruptcy Court in which to file a plan of reorganization, subject to the Bankruptcy Court’s discretion to grant extensions of this exclusive period. During this exclusive period, no other person or entity is permitted to file a plan of reorganization. The Company has been granted prior extensions of its exclusive period. On March 10, 2009, the Bankruptcy Court granted the Company’s request to extend the exclusive period to March 27, 2009.
As previously announced on February 25, 2009, as a result of the marketing efforts of KPMG Corporate Finance LLC, the Company’s financial advisor, the Company received six non-binding letters of intent from interested third parties, each of whom is believed to be financially qualified to serve as a prospective plan proponent. The Company continues to evaluate each of these proposals to determine whether the implementation of any of such proposals through a plan of reorganization is in the best interest of the Company, its creditors and its various other constituencies. The Company cannot provide any assurance that any such plan of reorganization would be acceptable to the Company’s constituents or that any plan of reorganization will be confirmed by the Bankruptcy Court.
Documents filed with the Bankruptcy Court in connection with the Company’s bankruptcy case (other than documents filed under seal or otherwise subject to confidentiality protections) will be accessible at the Bankruptcy Court’s Internet site, www.cacd.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856. Additional information may also be found at the Company’s website at www.fremontgeneral.com under “Restructuring Information” where you will find the following link www.kccllc.net/fremontgeneral. The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated by reference into this Form 12b-25.

In addition to its Annual Report on Form 10-K for the year ended December 31, 2008, the Company has not yet been able to file its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. The Company is reviewing the feasibility of completing its 2008 consolidated financial statements and its consolidated quarterly financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 in the context of the Company’s bankruptcy filing. As a result of these matters confronting the Company, the Company is not able to determine when it will be able to file its 2008 Annual Report with the SEC.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Richard A. Sanchez	714	961-5000

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes  ☑No
Annual Report on Form 10-K for the fiscal year ended December 31, 2007
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes  ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation:
As more fully discussed in Part III hereof, the Company is reviewing the feasibility of completing its 2008 consolidated financial statements in the context of the Company’s bankruptcy filing. Because the Company has not completed its consolidated financial statements for the year ended December 31, 2007, the year ended December 31, 2008, and the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, management is unable to provide a reasonable estimate of the Company’s results of operations for the year ended December 31, 2007 or its results of operations for the year ended December 31, 2008. Consequently, the Company is not in a position to quantify any significant change in results of operations for the year ended December 31, 2008 as compared to the prior year at this time.
Fremont General Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009	By:	/s/ Richard A. Sanchez
Richard A. Sanchez
Interim President and Chief Executive Officer